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                                                                      EXHIBIT 12

                          EL PASO NATURAL GAS COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
              PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS

                                                              YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------
                                                     1996     1995     1994     1993     1992
                                                     -----    -----    -----    -----    -----
                                                               (DOLLARS IN MILLIONS)
Earnings
  Income from continuing operations................  $  38    $  85    $  90    $  92    $  76
  Income taxes.....................................     25       48       58       59       47
  Minority interest................................      2        0        0        0        0
                                                     -----    -----    -----    -----    -----
  Income from continuing operations before income
     taxes and minority interest...................     65      133      148      151      123
  Interest and debt expense........................    100       85       76       71       68
  Interest component of rent.......................      5        3        3        3        3
                                                     -----    -----    -----    -----    -----
     Total earnings available for fixed charges....  $ 170    $ 221    $ 227    $ 225    $ 194
                                                     =====    =====    =====    =====    =====
Fixed charges(a)
  Interest and debt expense........................    100       85       76       71       68
  Interest components of rent......................      5        3        3        3        3
                                                     -----    -----    -----    -----    -----
  Fixed charges excluding preferred stock dividend
     requirement...................................    105       88       79       74       71
  Preferred stock dividend requirements............      2        0        0        0        0
                                                     -----    -----    -----    -----    -----
  Total fixed charges..............................  $ 107    $  88    $  79    $  74    $  71
                                                     =====    =====    =====    =====    =====
Ratio of Earnings to Fixed Charges(b)..............   1.59     2.51     2.87     3.04     2.73

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(a) Fixed charges consist of interest, exclusive of interest on rate refunds, plus interest capitalized, and a portio of operating lease rent expense deemed to be representative of interest. Also, fixed charges is adjusted by the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries.

(b) The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented would be the same as the ratio of earnings to fixed charges since EPG has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.